July 5, 2024

David Kimball
Chief Executive Officer
Prosper Marketplace, Inc.
221 Main Street, 3rd Floor
San Francisco, CA 94105

       Re: Prosper Marketplace, Inc.
           Prosper Funding LLC
           Registration Statement on Form S-1
           Filed June 20, 2024
           File No. 333-280336
Dear David Kimball:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Aisha Adegbuyi at 202-551-8754 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Brian K. Rosenzweig, Esq.